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                                  ROPES & GRAY
                             ONE INTERNATIONAL PLACE
                        BOSTON, MASSACHUSETTS 02110-2624     ONE FRANKLIN SQUARE
30 KENNEDY PLAZA                 (617) 951-7000              1301 K STREET, N.W.
PROVIDENCE, RI  02903-2358    FAX: (617) 951-7050                 SUITE 800 EAST
(401) 455-4400                                         WASHINGTON, DC 20005-3333
FAX: (401) 445-4401                                               (202) 626-3900
                                                             FAX: (202) 626-3961



                                  July 30, 1999



BY HAND DELIVERY
----------------

GMO Trust
40 Rowes Wharf
Boston, MA  02110

Gentleman:

     You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest (the "Shares") of the GMO Intrinsic Value Fund, a series (the "Series") of GMO Trust (the "Trust").

     We have examined an executed copy of your Agreement and Declaration of Trust, as amended, on file in the office of the Secretary of State of The Commonwealth of Massachusetts. We are familiar with the actions taken by your Trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares of the Series. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purpose of this opinion.

     Based on the foregoing, we are of the opinion that the issue and sale of the authorized but unissued Shares of the Series have been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

     The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of
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GMO Trust                          -2-                             July 30, 1999


any shareholder of that series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which that series of shares itself would be unable to meet its obligations.

     We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A relating to such offering and sale.


                                        Very truly yours,



                                        Ropes & Gray


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GMO Trust                          -3-                             July 30, 1999


bcc: Joseph B. Kittredge, Jr., Esq.
     Thomas R. Hiller, Esq.